Filed pursuant to Rule 424(b)(3)

Registration No. 333-266465

PROSPECTUS SUPPLEMENT NO. 10

(to Prospectus dated August 8, 2022)

ProFrac Holding Corp.

Up to 1,545,575 shares of Class A common stock

This prospectus supplement supplements the prospectus dated August 8, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-266465). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 1.01, Item 2.03 and Item 8.01 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2023 (the “Current Report”). Accordingly, we have attached the pertinent items of the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling stockholders identified in the Prospectus (the “Selling Stockholders”), or their permitted transferees, of up to 1,545,575 shares of Class A common stock of ProFrac Holding Corp., a Delaware corporation. We will not receive any of the proceeds from such sales of the shares of our Class A common stock by the Selling Stockholders.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock and public warrants are listed on the Nasdaq Global Select Market under the symbols “ACDC” and “ACDCW.” The last reported sales price of our Class A common stock and public warrants on the Nasdaq Global Select Market on February 27, 2023 was $19.35 per share and $0.0239 per warrant, respectively.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 36 of the Prospectus to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 28, 2023.

Current Report

Item 1.01	Entry into a Material Definitive Agreement.

Agreement to Acquire Performance Proppants

The information in this Item 1.01 describes the material provisions of the Purchase Agreement, the Amended Purchase Agreement, and the Contribution Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Purchase Agreement, the Amended Purchase Agreement and the Contribution Agreement, a copy of each of which is attached or incorporated by reference as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, to this Current Report on Form 8-K and are incorporated herein by reference. ProFrac Holding Corp.’s stockholders and other interested parties are urged to read such Agreements in their entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the Purchase Agreement, the Amended Purchase Agreement or the Contribution Agreement, as applicable.

As previously disclosed in the Current Report on Form 8-K filed by ProFrac Holding Corp., a Delaware corporation (“ProFrac”), on December 30, 2022 with the U.S. Securities and Exchange Commission ProFrac Holdings II, LLC (“ProFrac II LLC”) entered into a Membership Interest Purchase Agreement on December 23, 2022 (the “Purchase Agreement”) by and among ProFrac II LLC, Performance Holdings I, LLC, a Louisiana limited liability company (“Performance Holdings I”), Performance Holdings II, LLC, a Louisiana limited liability company (“Performance Holdings II” and, together with Performance Holdings I, the “Performance Sellers”) (the transactions, the “Performance Proppants Acquisition”).

On February 24, 2023, ProFrac II LLC, Alpine Silica, LLC, a Texas limited liability company (“Alpine”), and Performance Sellers entered into an Assignment and Amendment of Membership Interest Purchase Agreement (the “Amended Purchase Agreement”), pursuant to which Alpine, a wholly owned subsidiary of ProFrac II LLC, was assigned all of the rights, title and interest under the Purchase Agreement. On February 24, 2023, ProFrac, Alpine, Tidewater Partners, LLC, a Louisiana limited liability company, and Performance Sellers entered into a Contribution Agreement (the “Contribution Agreement”), pursuant to which approximately $6,000,000 of the Base Purchase Price (as defined in the Purchase Agreement) shall be paid in shares of ProFrac Class A common stock, par value $0.01 per share (“Class A Common Stock”), instead of in cash proceeds.

Fifth Amendment to the Term Loan Credit Facility

Reference is made to that certain Term Loan Credit Agreement, dated as of March 4, 2022, by and among ProFrac Holdings II, LLC, as borrower (“ProFrac II LLC”), ProFrac Holdings, LLC, as a guarantor (“ProFrac Holdings”), the lenders and other guarantors party thereto, and Piper Sandler Finance LLC, as the agent and collateral agent for the lenders (as amended by the First Amendment to Term Loan Credit Agreement, dated as of July 25, 2022, the Second Amendment, Consent and Limited Waiver to Term Loan Credit Agreement, dated as of November 1, 2022, the Third Amendment, Consent and Limited Waiver to Term Loan Credit Agreement, dated as of December 30, 2022, and the Fourth Amendment, dated as of February 1, 2023, the “Term Loan Agreement”). On February 23, 2023, the parties to the Term Loan Agreement entered into the Fifth Amendment to Term Loan Credit Agreement (the “Fifth Term Loan Amendment” and the Term Loan Agreement, as amended by the Fifth Term Loan Amendment, the “Amended Term Loan Agreement”). Capitalized terms used and not otherwise defined in this summary of the Fifth Term Loan Amendment have the meanings provided in the previously filed Term Loan Agreement, dated as of February 1, 2023.

Pursuant to the Fifth Term Loan Amendment, the Required Lenders consented, in each case, subject to the terms and conditions set forth therein, to: (i) certain amendments to the ABL Credit Agreement on terms set forth in the Fourth Amendment to ABL Credit Agreement, (ii) to provide for more flexibility in debt financing, (iii) addition of a most favored nations adjustment to the Term Loan Facility in the event that any obligor incurs an additional credit facility loan under any additional credit facility, and (iv) the consummation, by either ProFrac II LLC or Alpine Silica LLC, a Texas limited liability company (“Alpine”), of the previously disclosed acquisition of each of (a) Performance Proppants, LLC, a Texas limited liability company, (b) Red River Land Holdings, LLC, a Louisiana limited liability company, (c) Performance Royalty, LLC, a Louisiana limited liability company, (d) Performance Proppants International, LLC, a Louisiana limited liability company, and (e) Sunny Point Aggregates LLC, a Louisiana limited liability company on the terms set forth in the Performance Acquisition Documents (“Performance Proppants Acquisition”).

Fourth Amendment to the ABL Credit Facility

Reference is made to that certain asset-based revolving Credit Agreement, dated as of March 4, 2022, by and among ProFrac II LLC, as borrower, ProFrac Holdings, the lenders, letter of credit issuers, and guarantors party thereto, and JPMorgan Chase Bank, N.A., as the agent, the collateral agent and the swingline lender (as amended by the First Amendment to Credit Agreement, dated as of

July 25, 2022, the Second Amendment to Credit Agreement, dated as of November 1, 2022, and the Third Amendment to Credit Agreement, dated as of December 30, 2022, the “ABL Credit Facility”). On February 23, 2023, the parties to the ABL Credit Facility entered into the Fourth Amendment to the ABL Credit Facility (the “Fourth ABL Amendment” and the ABL Credit Facility, as amended by the Fourth ABL Amendment, the “Amended Credit Facility”). Capitalized terms used and not otherwise defined in this summary of the Fourth ABL Amendment have the meanings provided in the previously filed ABL Credit Facility, dated as of December 30, 2022.

Pursuant to the Fourth ABL Amendment, the Agent and the Lenders consented, in each case, subject to the terms and conditions set forth therein, to: (i) the increase in the Maximum Revolving Amount to $400,000,000, (ii) consummation of the Performance Proppants Acquisition, and (iii) provide for more flexibility in debt financing.

In connection with the Performance Proppants Acquisition, ProFrac borrowed approximately $298 million under the Amended Credit Facility. Following this draw down, the remaining Maximum Revolving Amount available under the Amended Credit Facility was $79 million. Immediately prior to this draw, there were no amounts outstanding under the Amended Credit Facility with the exception of outstanding letters of credit.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 to this Current Report on Form 8-K regarding the Fourth ABL Amendment is incorporated herein by reference. The material terms of the Amended Credit Facility have previously been described in ProFrac Holding Corp.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission (“SEC”) on November 14, 2022, and Current Report on Form 8-K filed with the SEC on January 6, 2023, and such descriptions are incorporated herein by reference.

Item 8.01	Other Events.

Performance Proppants Acquisition

On February 24, 2023, Alpine, a wholly-owned subsidiary of ProFrac II LLC and as successor in interest to ProFrac II LLC, consummated the Performance Proppants Acquisition. Pursuant to the Amended Purchase Agreement, Alpine acquired 100% of the issued and outstanding membership interest in each of the Performance Companies. The aggregate purchase price of the Performance Proppants Acquisition was $475 million, consisting of (i) $469 million in cash and (ii) a number of shares of ProFrac’s Class A Common Stock equal to $6 million. Pursuant to this arrangement, ProFrac issued 312,826 shares of Class A Common Stock upon consummation of the Performance Proppants Acquisition. A portion of the cash consideration is subject to certain customary post-closing adjustments.